SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press information: Key figures for the Mercedes Car Group and Truck Group divisions and the Van, Bus, Other segment in Q2 2007

2.               Preliminary Q2 2007 results

3.               Fact sheet second quarter and first half 2007

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:		Press Information

Thomas Fröhlich	Phone: +49 (0)711/17-41361	Date July 25, 2007

Key figures for the Mercedes Car Group and Truck Group divisions and the Van, Bus, Other segment in Q2 2007

•         Mercedes Car Group EBIT improves from €690 million to €1,204 million

•         Truck Group achieves EBIT of €601 million (Q2 2006: €585 million)

•         Van, Bus, Other: EBIT of €257 million (Q2 2006: €1,121 million due to positive special items)

•         New target for Mercedes Car Group: return on sales of 10% by 2010 at the latest

Stuttgart - DaimlerChrysler (stock-exchange abbreviation DCX) today published key figures for its Mercedes Car Group and Truck Group divisions and for its Van, Bus, Other segment for the second quarter of 2007 on a preliminary basis. Results for the DaimlerChrysler Group, the Financial Services division and the discontinued activities of the Chrysler Group and Chrysler Financial (NAFTA) will be published together with the complete interim report for the second quarter of 2007 on August 29, 2007, as announced at the beginning of July 2007.

Details of the divisions in the second quarter of 2007

The Mercedes Car Group sold 320,200 vehicles in the second quarter (Q2 2006: 325,500), while its revenues of €12.6 billion

DaimlerChrysler Communications, Stuttgart (Germany), Auburn Hills (USA)

reached the prior-year level.

The Mercedes Car Group posted second-quarter EBIT of €1,204 million, and thus significantly increased its earnings compared with the prior-year quarter (Q2 2006: €690 million). The increase was a result of the positive development of the sales mix and the quality and efficiency improvements achieved within the context of the CORE program. However, earnings were negatively impacted by exchange-rate effects in the second quarter of 2007.

Second-quarter sales of 285,600 Mercedes-Benz brand passenger cars were 2% below the high prior-year figure. 17,200 of the new
C-Class model, which was launched in Western Europe in March 2007, were sold in June alone, although it had not yet been launched in other major markets and additional engine versions are still to come. As expected, unit sales by the smart brand decreased to 31,700 (Q2 2006: 34,500) due to the discontinuation of the smart forfour, of which 12,000 units were sold in the second quarter of last year. Unit sales of the new smart fortwo, which was launched at the end of March, have been developing very positively. Second-quarter unit sales of the smart fortwo increased by 44% compared with the prior year.

The comprehensive measures taken to achieve further quality improvements also had a positive impact. In the past two years, the number of faults per vehicle delivered was reduced by 25%, which also led to lower warranty expenses. This positive development has been confirmed by J.D. Power surveys.

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The Truck Group sold 112,100 vehicles in the second quarter of this year, which as expected was lower than the high prior-year figure (Q2 2006: 132,400). The figure reported in the prior year included an additional 6,200 Sprinter vans produced by Trucks NAFTA. This sales decrease was primarily due to a drop in demand caused by stricter emission regulations in the United States, Canada and Japan. Revenues of €6.9 billion were 19% below the figure for the second quarter of last year.

The Truck Group posted second-quarter EBIT of €601 million (Q2 2006: €585 million). Earnings were boosted by the positive development of unit sales in Europe and Latin America, improved product positioning and ongoing efficiency enhancements. There were also negative effects, however, due to lower sales of trucks in the NAFTA region and Japan. But the measures initiated for the management of market cycles and the other initiatives of the Global Excellence program had a distinct positive effect. The sale of real-estate properties in Japan led to a capital gain of €68 million in the second quarter.

Unit sales by Trucks Europe/Latin America increased by 8% to 39,700 vehicles. Trucks NAFTA sold 24,500 vehicles of the Freightliner, Sterling, Western Star and Thomas Built Buses brands (Q2 2006: 46,800). The figure reported in the prior year included an additional 6,200 Sprinter vans produced by Trucks NAFTA. The substantial decrease in unit sales is primarily a result of the EPA07 emission regulations, which came into force this year and led to purchases being brought forward to 2006. Trucks Asia sold 47,800 vehicles of the Mitsubishi Fuso brand (Q2 2006: 49,800).

In May, Freightliner presented its new heavy truck, Cascadia,

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the first truck to be fitted with engines of the new Heavy Duty Engine Platform. The further developed Mitsubishi Fuso Super Great model, which fulfills the new, stricter Japanese emission regulations, was already unveiled in April.

The Van, Bus, Other segment primarily comprises the Vans and Buses units, the Group’s equity interest in the European Aeronautic Defence and Space Company (EADS), and its real-estate activities.

The second-quarter EBIT of the Van, Bus, Other segment was €257 million (Q2 2006: €1,121 million). In the prior-year period, there was a capital gain totaling €814 million resulting from the valuation of derivative financial instruments used to hedge the price risks of EADS shares; most of this valuation gain was accounted for by a financial transaction that was completed in the first quarter of 2007. In total, income from the participation in EADS was €56 million in the quarter under review compared to €940 million in the prior-year.

Mercedes-Benz Vans increased its unit sales by 13% compared with the prior-year period to 73,800 vehicles. Due to high demand for the new Sprinter, production capacities in the Düsseldorf and Ludwigsfelde plants are fully utilized.

DaimlerChrysler Buses sold 10,300 buses and chassis in the second quarter, equaling the very high unit sales achieved in the prior-year period. The development of unit sales was particularly positive in Latin America. With these sales figures, DaimlerChrysler Buses maintained its worldwide market

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leadership.

Both units achieved positive earnings in the second quarter.

Outlook

In the second half of this year, DaimlerChrysler expects the expansion of global automotive markets – both for passenger cars and for commercial vehicles – to slow down compared to the same period of 2006. This is primarily due to developments in the triad markets. In full-year 2007, demand for passenger cars in the markets of North America, Western Europe and Japan is expected to fall slightly. However, significant increases in demand for both passenger cars and commercial vehicles are anticipated for the emerging markets of Asia and Latin America, as well as for Eastern Europe. Demand for trucks in North America is expected to fall sharply. The market volume for trucks in Japan should also be significantly lower than in the prior year. In view of the positive economic conditions in Western Europe, DaimlerChrysler anticipates slightly positive market developments in this region.

The Mercedes Car Group continues to assume that its unit sales in the year 2007 will at least be equal to the record level of the prior year. Following the launch of two high-volume models in spring – the new C-Class sedan and the new smart fortwo – the station-wagon version of the C-Class will be presented at the Frankfurt Motor Show in September and will be on sale by the end of the year. The division will continue implementing the CORE program in order to achieve profitable growth and create sustained value.

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For full-year 2007, the Mercedes Car Group expects to achieve a return on sales of significantly more than 7%. Despite increased expenditure for more efficient and alternative drive systems, the return on sales should increase to 10% by the year 2010 at the latest.

The Truck Group anticipates significantly lower unit sales in 2007 than in the prior year. This is mainly due to the drop in demand due to stricter emission regulations in the United States, Canada and Japan. However, unit sales are expected to develop positively in Europe and Latin America.

As a result of strong demand for the Sprinter and the very positive development of the Vito/Viano models, unit sales of vans are expected to increase compared to the year 2006. Despite cyclical market downturns in some key bus markets, unit sales of buses are anticipated at the high level of the prior year due to very positive market developments in Latin America.

The special items shown in the following table influenced EBIT in the second quarters of 2007 and 2006:

Special items affecting EBIT
Amounts in millions of €	Q2 2007	Q2 2006
Mercedes Car Group
Headcount reductions in the context of CORE	—	(20)

Discontinuation of smart forfour	—	(13)

Truck Group
Sale of real estate in Japan	68	—

Van, Bus, Other
Income/expenses relating to the transfer of interest in EADS	(39)	814

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All figures are preliminary.

This document contains forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Further information on DaimlerChrysler is available on the Internet: www.media.daimlerchrysler.com

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Preliminary Figures for the 2nd Quarter 2007/First Half-Year 2007

EBIT by Divisions	Q2	Q2		Change	Jan-Jun	Jan-Jun		Change
in millions of €	2007	2006		07/06	2007	2006		07/06
Mercedes Car Group	1,204	690		+ 74%	1,996	-45		.
Truck Group	601	585		+ 3%	1,129	1,007		+ 12%
Van, Bus, Other	257	1,121		- 77%	2,129	1,487		+ 43%

Revenues by Divisons	Q2	Q2		Change	Jan-Jun	Jan-Jun		Change
in millions of €	2007	2006		07/06	2007	2006		07/06
Mercedes Car Group	12,558	12,497		+ 0%	24,628	24,434		+ 1%
Truck Group	6,930	8,508		- 19%	14,220	15,869		- 10%
Van, Bus, Other	3,376	3,272		+ 3%	6,258	6,426		- 3%

Unit Sales	Q2	Q2		Change	Jan-Jun	Jan-Jun		Change
(in units)	2007	2006		07/06	2007	2006		07/06
Mercedes Car Group	320,200	325,500		- 2%	591,200	607,000		- 3%
Truck Group	112,100	132,400	(1)	- 15%	231,300	245,800	(1)	- 6%
Vans	73,800	65,600		+ 13%	135,500	125,300		+ 8%
Busses	10,300	10,300		+ 0%	18,600	18,100		+ 3%

(1) The figure reported in the prior year included an an additional 6,154 Sprinter vans produced by Trucks NAFTA.

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DAIMLERCHRYSLER PRELIMINARY Q2 2007 RESULTS CONFERENCE CALL Dr. Dieter Zetsche Chairman of the Board of Management / Head of Mercedes Car Group Stuttgart July 25, 2007

Mercedes Car Group Revenues - in billions of EUR - 12.5 Q2 2006 Q2 2007 Unit Sales - in thousand units - Q2 2006 Q2 2007 326 LOWER UNIT SALES BUT HIGHER REVENUES  DUE TO IMPROVED SALES STRUCTURE 320 2 12.6

EBIT Q2 2006 EBIT Q2 2007 690 1,204 IMPROVED EARNINGS REFLECT SUCCESS OF NEW PRODUCTS AND FURTHER EFFICIENCY ENHANCEMENTS – in millions of EUR – Mercedes Car Group + 514 Improved sales structure Efficiency enhancements Extended use of production equipment   Exchange-rate effects 3

Mercedes Car Group NEW C-CLASS C-Class C 63 AMG (February 2008) C-Class Elegance (March 2007) 4

Coupe (March 2007) Convertible (March 2007) Mercedes Car Group NEW SMART FORTWO 5

VOLUME IN NAFTA AND JAPAN AFFECTED BY  STRICTER EMISSION REGULATIONS Unit Sales - in thousand units - 132* Q2 2006 Q2 2007 Revenues - in billions of EUR - 8.5 6.9 Q2 2006 Q2 2007 Truck Group 112 6 * The figure reported in Q2 2006 included an additional 6,154 Sprinter vans produced by Trucks NAFTA.

EBIT Q2 2006 EBIT Q2 2007 585 601 + 16 STRONG EARNINGS LEVEL REFLECTS SUCCESSFUL MANAGEMENT OF CYCLE – in millions of EUR – Truck Group Higher volume and improved product positioning in Europe and Latin America  Efficiency enhancements Extended use of production equipment  Sale of real estate in Japan Market decrease in NAFTA and Japan 7

Freightliner Cascadia (May 2007) Mercedes-Benz Actros BLUETEC (February 2005) Fuso Super Great (April 2007) Truck Group PRODUCTS 8

Unit Sales Vans - in thousand units - Q2 2006 Q2 2007 66 74 Revenues - in billions of EUR - Q2 2006 Q2 2007 3.4 3.3 Unit Sales Buses - in thousand units - Q2 2006 Q2 2007 10.3 10.3 SUCCESS OF NEW SPRINTER DRIVES GROWTH IN VOLUME Van, Bus, Other 9

EBIT Q2 2006 EBIT Q2 2007 1,121 257 - 864 LOWER EARNINGS DUE TO HIGH SPECIAL GAIN (EADS)  IN THE PRIOR-YEAR QUARTER – in millions of EUR – Higher sales of vans Extended use of production equipment Lower contribution from EADS Gain in Q2 2006 from valuation of EADS forward transaction Van, Bus, Other 10

Mercedes-Benz Sprinter Van, Bus, Other PRODUCTS 11 Setra Top Class 400 Mercedes-Benz Citaro

The Truck Group expects significantly lower unit sales than in 2006, reflecting significant decreases in the US, Canada and Japan, all related to stricter emission regulations. A positive development is anticipated for Europe and Latin America. SALES OUTLOOK 2007 DaimlerChrysler Group Mercedes Car Group continues to assume unit sales in the full-year 2007 to at least equal the record level of the prior year. Vans expect an increase in sales due to strong demand for  the new Sprinter and Vito/Viano vans. Buses anticipate unit sales at the high level of the prior year. 12

Ongoing efficiency gains due to measures resulting from  the CORE program INCREASE OF MARGIN TARGET FOR  MERCEDES CAR GROUP: 10% ROS TO BE ACHIEVED BY 2010 AT THE LATEST Benefits from modular strategy DaimlerChrysler Group Top-line growth due to Newly introduced products Additional products, e.g. SUT Market growth, particularly in Asia New brand monitoring and sales system 13

– Q & A – Stuttgart July 25, 2007 DAIMLERCHRYSLER PRELIMINARY Q2 2007 RESULTS CONFERENCE CALL 14

DISCLAIMER DaimlerChrysler Group This document contains forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. 15

SPECIAL ITEMS AFFECTING EBIT  DaimlerChrysler Group - in millions of EUR - 2007 2006 2nd Quarter MCG VBO TG  Financial support for suppliers  - - - (82)  Headcount reduction in the context of CORE  (20) - (223) -  Discontinuation of smart forfour   (13) - (995) -  Sale of real estate in Japan  - 68 - 68  Transfer of interest in EADS  814 (39) 756 1,524  Restructuring program at EADS  - - - (114)  Disposal of off-highway business  - - 238 - 16 January - June 2007 2006

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Fact Sheet Second Quarter

and First Half 2007

July 25, 2007

DAIMLERCHRYSLER

Contents

DaimlerChrysler Group

• Stock Market Information	3

• Earnings Situation	4 - 7

Sales Information

• Mercedes Car Group	8 - 10

• Truck Group	11 - 13

• Vans & Buses	14

The figures in this document are preliminary.

Stock Market Information

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
	2006	2005	2006	2005	2007	2006	2007	2006	Change	2007	2006	Change

Average number of shares outstanding
basic	1,022.8	1,015.6	1,025.9	1,018.0	1,028.7	1,018.4	1,043.2	1,021.4	+2%	1,035.9	1,019.9	+2%
diluted	1,025.7	1,019.9	1,031.4	1,022.5	1,038.7	1,026.9	1,054.6	1,025.2	+3%	1,046.7	1,026.1	+2%

Number of shares outstanding (at period end)
adjusted for treasury stock	1,023.3	1,017.8	1,028.2	1,018.2	1,029.4	1,018.7	1,054.1	1,022.3	+3%
total shares outstanding	1,023.3	1,017.8	1,028.2	1,018.2	1,029.4	1,018.7	1,054.1	1,022.3	+3%

Share price Frankfurt (at period end, in EUR)	39.41	44.14	46.80	43.14	61.40	47.40	68.59	38.63	+78%

Share price New York (at period end, in USD)	49.96	53.12	61.41	51.03	81.81	57.41	91.95	49.36	+86%

Market capitalization Frankfurt (at period end, in billions of EUR)	40.33	44.93	48.12	43.92	63.20	48.28	72.30	39.49	+83%

Market capitalization New York (at period end, in billions of USD)	51.12	54.07	63.14	51.96	84.21	58.48	96.93	50.46	+92%

Unit Sales

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
(in units)	2006	2005	2006	2005	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes Car Group
(Wholesales)	307,483	310,885	337,355	350,904	271,058	281,458	320,151	325,501	-2%	591,209	606,959	-3%

Truck Group
(Wholesales)	136,051	133,585	134,253	121,520	119,218	113,377	112,054	132,406	-15%	231,272	245,783	-6%

Vans
(Wholesales)	58,812	64,236	72,785	79,120	61,703	59,724	73,823	65,574	+13%	135,526	125,298	+8%

Buses
(Wholesales)	8,620	9,200	9,437	10,103	8,302	7,840	10,338	10,295	+0%	18,640	18,135	+3%

Revenues

	3rd Quarter	4th Quarter	1st Quarter		2nd Quarter			January - June
(in millions of EUR)	2006	2006	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes Car Group	12,581	14,395	12,070	11,937	12,558	12,497	+0%	24,628	24,434	+1%

Truck Group	7,959	7,961	7,290	7,361	6,930	8,508	-19%	14,220	15,869	-10%

Van, Bus, Other	3,127	3,598	2,882	3,154	3,376	3,272	+3%	6,258	6,426	-3%

Earnings Before Interest and Taxes (EBIT)

	3rd Quarter	4th Quarter	1st Quarter		2nd Quarter			January - June
(in millions of EUR)	2006	2006	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes Car Group	850	978	792	(735)	1,204	690	+74%	1,996	(45)	—

Truck Group	565	279	528	422	601	585	+3%	1,129	1,007	+12%

Van, Bus, Other	341	(501)	1,872	366	257	1,121	-77%	2,129	1,487	+43%

Special Reporting Items affecting EBIT

	3rd Quarter	4th Quarter	1st Quarter		2nd Quarter		January - June
(in millions of EUR)	2006	2006	2007	2006	2007	2006	2007	2006

Mercedes Car Group

Discontinuation of smart forfour	40	9	—	(982)	—	(13)	—	(995)
Headcount reduction in the context of CORE	(47)	(16)	—	(203)	—	(20)	—	(223)
Immediate recognition of early retirement agreements	—	(216)	—	—	—	—	—	—
Financial support for suppliers	—	—	(82)	—	—	—	(82)	—

Truck Group

Sale of real estate in Japan	—	—	—	—	68	—	68	—
Immediate recognition of early retirement agreements	—	(134)	—	—	—	—	—	—
Disposal of the off-highway business	—	13	—	—	—	—	—	—
Changes in healthcare benefits	—	(161)	—	—	—	—	—	—

Van, Bus, Other

Disposal of the off-highway business	—	15	—	238	—	—	—	238
Sale of real estate	86	185	—	—	—	—	—	—
Immediate recognition of early retirement agreements	—	(29)	—	—	—	—	—	—
Transfer of interest in EADS	4	(241)	1,563	(58)	(39)	814	1,524	756
Restructuring program at EADS	—	—	(114)	—	—	—	(114)	—
Charges for A350 and A380	—	(435)	—	—	—	—	—	—

Mercedes Car Group

Wholesales

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
(in units)	2006	2005	2006	2005	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes Car Group	307,483	310,885	337,355	350,904	271,058	281,458	320,151	325,501	-2%	591,209	606,959	-3%

Western Europe	190,878	201,731	204,114	215,469	159,487	180,128	208,570	209,729	-1%	368,057	389,857	-6%
of which Germany	86,155	93,345	100,553	96,872	72,165	75,705	89,680	90,862	-1%	161,845	166,567	-3%

NAFTA	66,790	62,560	80,039	77,397	59,608	53,705	56,785	71,258	-20%	116,393	124,963	-7%
of which USA	61,588	56,746	73,599	71,233	54,669	48,304	50,091	65,069	-23%	104,760	113,373	-8%

Japan	11,291	11,325	12,414	14,648	10,311	13,158	8,999	11,597	-22%	19,310	24,755	-22%

Rest of World	38,524	35,269	40,788	43,390	41,652	34,467	45,797	32,917	+39%	87,449	67,384	+30%
of which Mitsubishi products manufactured in South Africa	n/a	n/a	n/a	n/a	2,434	n/a	2,782	n/a	—	5,216	n/a	—

Mercedes Car Group

Retail Sales*

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
(in units)	2006	2005	2006	2005	2007	2006	2007	2006	Change	2007	2006	Change

Mercedes Car Group	306,961	306,033	326,447	338,013	286,764	294,966	330,935	332,286	-0%	617,699	627,252	-2%

Western Europe	190,318	199,309	200,736	214,193	171,062	186,080	208,246	211,101	-1%	379,308	397,181	-4%
of which Germany	84,839	94,708	103,020	98,262	71,667	75,369	88,701	90,851	-2%	160,368	166,220	-4%

NAFTA	67,686	63,111	76,760	73,717	61,274	56,623	69,440	70,173	-1%	130,714	126,796	+3%
of which USA	62,130	57,685	70,861	67,948	56,048	51,326	62,333	63,775	-2%	118,381	115,101	+3%

Japan	11,858	11,338	11,447	11,344	11,991	13,780	9,472	13,070	-28%	21,463	26,850	-20%

Rest of World	37,099	32,275	37,504	38,759	42,437	38,483	43,777	37,942	+15%	86,214	76,425	+13%

*) Excluding the Mitsubishi Pickup L200 and the Mitsubishi Pajero produced in South Africa

Mercedes Car Group

Market Shares*

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
(in %)	2006	2005	2006	2005	2007	2006	2007	2006	Change in % pts	2007	2006	Change in % pts

Western Europe	4.9	4.8	4.8	5.3	4.2	4.2	4.5	4.5	+0.0	4.4	4.3	+0.1
of which Germany	9.8	10.5	10.3	10.3	10.7	9.4	10.1	9.7	+0.4	10.4	9.6	+0.8

USA	1.5	1.3	1.9	1.8	1.5	1.3	1.3	1.5	-0.2	1.4	1.4	+0.0

Japan	1.0	0.9	1.0	0.8	0.9	0.9	0.9	1.2	-0.3	0.9	1.0	-0.1

* Mercedes-Benz Passenger Cars excluding smart

Truck Group

Wholesales

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
(in units)	2006	2005	2006	2005	2007	2006	2007	2006	Change	2007	2006	Change

Truck Group *	136,051	133,585	134,253	121,520	119,218	113,377	112,054	132,406	-15%	231,272	245,783	-6%

Western Europe *	22,329	19,744	21,913	24,315	18,855	18,579	21,203	22,751	-7%	40,058	41,330	-3%
of which Germany *	10,717	8,689	10,027	11,753	8,825	8,045	9,019	9,991	-10%	17,844	18,036	-1%

NAFTA	49,265	48,330	46,579	41,332	45,952	45,092	23,784	46,861	-49%	69,736	91,953	-24%
of which USA	42,613	41,583	40,564	35,991	40,042	39,557	18,836	40,994	-54%	58,878	80,551	-27%

Latin America (excl. Mexico)	9,770	10,490	10,424	10,083	11,017	8,960	14,113	10,569	+34%	25,130	19,529	+29%

Asia	39,733	42,065	38,714	32,386	29,124	28,748	36,329	36,855	-1%	65,453	65,603	-0%
of which Japan	19,159	15,273	19,037	14,413	14,254	14,430	14,415	18,440	-22%	28,669	32,870	-13%

Rest of World	14,954	12,956	16,623	13,404	14,270	11,998	16,625	15,370	+8%	30,895	27,368	+13%

* Adjusted for Sprinter vans produced by Trucks NAFTA until the end of 2006.

Sprinter vans	5,854	5,364	2,895	5,451		5,966		6,154			12,120

Truck Group

Retail Sales

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
(in units)	2006	2005	2006	2005	2007	2006	2007	2006	Change	2007	2006	Change

Truck Group	136,309	131,245	134,171	122,172	113,704	110,256	118,887	126,666	-6%	232,591	236,922	-2%

Western Europe	22,122	19,614	22,200	23,880	18,601	18,143	19,988	22,174	-10%	38,589	40,317	-4%
of which Germany	10,754	8,661	9,992	11,323	8,777	7,701	9,018	10,021	-10%	17,795	17,722	+0%

NAFTA	44,937	46,241	45,842	42,189	41,200	42,702	31,464	47,354	-34%	72,664	90,056	-19%
of which USA	38,856	40,185	39,931	36,995	36,220	37,756	25,381	41,604	-39%	61,601	79,360	-22%

Latin America (excl. Mexico)	10,169	10,518	10,429	10,057	11,019	8,793	14,114	10,346	+36%	25,133	19,139	+31%

Asia	44,735	42,173	38,877	32,420	29,209	28,869	36,501	32,029	+14%	65,710	60,898	+8%
of which Japan	23,922	15,329	19,037	14,439	14,254	14,431	14,415	13,677	+5%	28,669	28,108	+2%

Rest of World	14,346	12,699	16,823	13,626	13,675	11,749	16,820	14,763	+14%	30,495	26,512	+15%

Truck Group

Market Shares

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
(in %)	2006	2005	2006	2005	2007	2006	2007	2006	Change in % pts	2007	2006	Change in % pts

Trucks Europe / Latin America (Mercedes-Benz)
Western Europe MDT/HDT	22.1	23.0	22.9	23.0	19.3	21.1	21.4	21.2	+0.2	20.6	21.2	-0.6
Germany MDT/HDT	42.5	42.5	41.4	43.3	36.7	41.6	38.4	38.2	+0.2	37.8	39.1	-1.3
Brazil MDT/HDT	31.1	33.0	31.8	32.0	30.9	34.1	31.8	31.8	+0.0	31.5	32.5	-1.0

Trucks NAFTA
(Freightliner/Sterling/Western Star)
NAFTA Class 8	32.8	36.3	32.3	35.1	38.6	34.4	36.6	34.0	+2.6	37.4	34.2	+3.2
NAFTA Class 5-7	20.0	23.7	21.7	23.3	27.3	21.4	22.5	22.3	+0.2	24.4	22.0	+2.4

Trucks Asia
Japan Trucks Total	25.7	24.2	28.5	21.8	22.2	20.2	23.8	23.6	+0.2	23.3	22.5	+0.8

Van & Buses

Market Data

	3rd Quarter		4th Quarter		1st Quarter		2nd Quarter			January - June
	2006	2005	2006	2005	2007	2006	2007	2006	Change	2007	2006	Change

Vans
Wholesales (in units)	58,812	64,236	72,785	79,120	61,703	59,724	73,823	65,574	+13%	135,526	125,298	+8%
Retail sales (in units)	59,254	68,120	72,655	76,954	62,356	59,406	74,635	68,532	+9%	136,991	127,938	+7%
Market shares (in percent)
Western Europe midsize/large	16.2	16.6	16.3	16.8	16.1	15.3	15.9	15.8	+0.1pts.	15.9	15.6	+0.3 pts.
Germany midsize/large	26.7	27.7	27.3	28.0	25.2	24.0	24.8	24.5	+0.3pts.	24.9	24.3	+0.6 pts.

Buses
Wholesales (in units)	8,620	9,200	9,437	10,103	8,302	7,840	10,338	10,295	+0%	18,640	18,135	+3%
Retail sales (in units)	8,620	9,200	9,437	10,103	8,302	7,840	10,338	10,295	+0%	18,640	18,135	+3%
Market shares (in percent)
Western Europe heavy	25.5	23.9	25.9	27.8	26.3	26.3	23.8	24.5	-0.7pts.	24.5	25.2	-0.7 pts.
Germany heavy	58.6	55.3	57.1	61.7	51.8	40.8	46.2	49.7	-3.5pts.	48.2	48.0	+0.2 pts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: July 25, 2007